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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*

                            Medical Assurance, Inc.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)

                    Common Stock, $1.00 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  58449U 10.0
                           -----------------------
                                 (CUSIP NUMBER)

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 8 pages

CUSIP NO.   58449 U 10 0               13G          Page    2  of   5   Pages
            ------------                                 ----      ---


1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


           A. Derrill Crowe

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) [ ]

                                                                  (b) [ ]

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION


           United States

--------------------------------------------------------------------------------
                    5    SOLE VOTING POWER

                            2,469,570
  NUMBER OF
   SHARES           ------------------------------------------------------------
BENEFICIALLY        6    SHARED VOTING POWER
  OWNED BY
    EACH
 REPORTING          ------------------------------------------------------------
  PERSON            7    SOLE DISPOSITIVE POWER
   WITH
                            2,469,570

                    ------------------------------------------------------------
                    8    SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


        2,469,570

--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


        See Item 4

--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9


        9.12

--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*


        IN

--------------------------------------------------------------------------------
                      * SEE INSTRUCTION BEFORE FILLING OUT!
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                                AMENDMENT NO. 2
                                  SCHEDULE 13G
                                 FILED WITH THE
                       SECURITIES AND EXCHANGE COMMISSION
                                  ON BEHALF OF
                             A. DERRILL CROWE, M.D.


Item 1(a)  Name of Issuer:


           Medical Assurance, Inc. (Formerly MAIC Holdings, Inc.)

           The reporting person originally filed a Schedule 13G with respect to Mutual Assurance, Inc. (Cusip No. 62823T 10 1) on February 14, 1992, as amended February 15, 1994. On August 31, 1995, MAIC Holdings, Inc. became the successor registrant to Mutual Assurance, Inc. pursuant to Rule 12g-3 of the SEC. On September 23, 1996, MAIC Holdings, Inc. registered its common stock under Section 12(b) of the Securities Exchange Act of 1934 upon listing its common stock on the New York Stock Exchange (CUSIP No. 55261 V 10 9). Effective June 1, 1997,
           MAIC Holdings changed its name to Medical Assurance, Inc. (CUSIP No. 58449 U 10 0).


Item 1(b)  Address of Issuer's Principal Executive Offices:

           100 Brookwood Place
           Birmingham, AL 35209

Item 2(a)  Name of Person Filing:

           A. Derrill Crowe, M.D.


Item 2(b)  Address of Principal Business Office:

           Medical Assurance, Inc.
           100 Brookwood Place
           Birmingham, AL 35209


Item 2(c)  Citizenship

           United States of America


Item 2(d)  Title of Class of Securities:

           Common Stock, $1.00 par value per share

Item 2(e)  CUSIP Number:

         58449U 10 0

Item 3

         Not Applicable

Item 4     Ownership:

         (a)      Amount Beneficially Owned:*

                  2,469,570

         (b)      Percent of Class:*

                  9.12%

         (c)      Number of Shares as to which such Person has:*

                  (i)      Sole power to vote or to direct the vote:

                           2,469,570

                  (ii)     Shared power to vote or to direct the vote:

                           None

                  (iii) Sole power to dispose or to direct the disposition of:

                           2,469,570

                  (iv) Shared power to dispose or to direct the disposition of:

                           None

*Includes shares distributed as a result of stock dividends declared in 1993, 1994, 1995, 1996, 1997, 1998, and the two-for-one stock split in 1997. Includes stock dividend declared in 1999 for distribution in February, 2000. Also includes three unexercised stock options, two of which were not included in 2000 filing. Does not include 11,742 shares held for the account of Dr. Crowe in the Medical Assurance, Inc. Pension Plan and 1,224 shares owned of record by his spouse.

Item 5  Ownership of Five Percent or Less of a Class

        Not applicable

Item 6  Ownership of More Than Five Percent on Behalf of Another Person

        Not applicable

Item 7 Identification and Classification of the Subsidiary Which Acquired the Securities Being Reported On By the Parent Holding Company

        Not applicable

Item 8  Identification and Classification of Members of the Group

        Not applicable

Item 9  Notice of Dissolution of Group

        Not applicable

Item 10 Certification

        Not applicable





                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             February 13, 2001


                                             /s/ A. Derrill Crowe
                                             ---------------------------------
                                             A. Derrill Crowe






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